Exhibit 7 – SEC Reference 17.1

MEMO

TO: Daniel Mendes
DATE: Nov. 15, 2010
FROM: George L. Guimont

This will confirm my resignation as Director, Secretary & Treasurer at DRS Inc.

I have decided to resign my position to be able to spend more time with my family as 1 am getting older and also to spend more time traveling and starting my retirement.

My last day will be Nov. 31, 2010 which should allow me plenty of time to finish ongoing projects and to turn over the position. Please feel free to contact me at any time should you have any questions regarding my past work. I hope that the transition will go smoothly for everyone.

My experience with DRS Inc. has been very rewarding. I appreciate having had the opportunity to work for such a fine company. I wish you and the organization continued success.

Please put in the next round of minutes that I have resigned my position and that I have been taken off both the Nevada corporation and the Washington corporation. My position can be filled by a numerous amount of stock holders that the company currently has. This letter will be forwarded to all appropriate parties to ensure everyone is aware of my resignation.

/s/ George L. Guimont
Nov. 15th, 2010